UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67275

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Galileo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Avenue of the Americas, 16F
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katarina Mrvaljevic (Name) 212 332 6036 (Area Code – Telephone Number) katarina@galileo-securities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katarina Mrvaljevic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galileo Global Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PAIGE TAYLOR NICHOLS
Notary Public - State of New York
NO. 01NI6429972
Qualified in Queens County
My Commission Expires Mar 7, 2026

Signature: ______________________

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GALILEO GLOBAL SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2022

GALILEO GLOBAL SECURITIES, LLC CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Galileo Global Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Galileo Global Securities, LLC's management. Our responsibility is to express an opinion on Galileo Global Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Galileo Global Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Galileo Global Securities, LLC's financial statements. The supplemental information is the responsibility of Galileo Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Galileo Global Securities, LLC's auditor since 2022.

Maitland, Florida

April 12, 2023

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	2022
Cash and cash equivalents	44,752
Fees and reimbursements receivable	111,100
Investments	189,424
CRD	756
Deferred Income Tax Benefit	167
Allowance for Doubtful Accounts	(6,750)
Property, Plant & Equipment	4,160
Other Assets	15,000
Total assets	$ 358,609

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	103,712
Total liabilities	$ 103,712

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)   254,897

Total liabilities and member's equity	$ 358,609

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2022

REVENUE:

Fees and placement income	$	250,611
Other Income		17,719
Reimbursed expenses		40,133
Total revenue		308,463

EXPENSES: (Note 3)

Commission Expenses Registered Reps	113,154
Dividend Expense	2,504
Marketing Expenses	1,503
Moving Expenses	1,881
Personnel Expense	180,472
Professional fees	12,790
Regulatory expenses	15,163
General and administrative	79,738
Bad Debt Expense	16,750
Reimbursable Expenses	-
Taxes and other expenses	-
Travel and Entertainment	-
Total expenses	423,955

Exchange Gain/Loss		(2,135)
NET INCOME	$	**(117,627)**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

BALANCE, December 31, 2021	$	281,752
Member contributions		90,772
Net income		(117,627)
BALANCE, December 31, 2022	$	**254,897**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(117,627)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Decrease in accounts receivable		31,162
Increase in other assets		(12,693)
Decrease in deferred revenue		-
Decrease in accounts payable and accrued expenses		(45,840)
Net cash flows used in operating activities		(144,999)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net Unrealized Gain		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member (capital) contributions		90,772
Preferred Units		-
Member Reimbursable Expenses		-
Net cash flows used in financing activities		90,772
NET DECREASE IN CASH AND CASH EQUIVALENTS		(54,227)
CASH AND CASH EQUIVALENTS, beginning of year		98,978
CASH AND CASH EQUIVALENTS, end of year	$	**44,752**
SUPPLEMENTAL DISCLOSURE OF NON-CASH		
FINANCING ACTIVITIES:		
Reimbursable expenses recorded as capital contributions	$	-
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR		
Taxes		-
Interest		-

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

FOOTNOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company" or "GGS") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005, and is wholly owned by its CEO, Mr. Francois Pages since January 31st, 2013. During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is registered in 17 States (CA, CO, CT, DC, FL, IL, IN, MD, MA, MI, NJ, NY, NC, OH, PA, TX, VA). The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of Advisory, Mergers & Acquisitions and Private Placements of private equity capital.

Income taxes

The Company files its income tax returns as a single-owner LLC, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2022.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of (ASC) 606 by utilizing the following five steps: (i) identify the contract with the customer; (ii) identify contractual performance obligations, (iii) booking of the retainer fees contractually due by the customers , (iv) determine success fee, if any, in view of the fulfillment of the various contractual performance obligations and (v) recognize revenue when the performance obligations are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers includes fees form investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied.

On December 31, 2022, the Company had account receivables from customers for an aggregate total amount of $111,100.

Cash and cash equivalents

As of December 31, 2022, the Company held all its cash in its banking accounts (JP Morgan Chase checking, First Republic checking). The company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financials conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Investment

As of December 31, 2022, the Company held three lines of Investment in private equity securities issued by XTI Aircraft Company, Bye Aerospace, Inc., and Roambee Corporation. These shares are valued at market as of the closing of the accounts. These shares are not tradeable in a listed market and have been valued in following the guidelines of the NVCA (National Venture Capital Association). These securities are considered a level 3 securities. These shares were obtained in lieu of cash as retainer fee in a Private Placement assignment with a Customer of the Company.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would be use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable. Either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under Fair Value Measurement:

- There are no assets or liabilities utilizing level 1 inputs.
- There are no assets or liabilities utilizing level 2 inputs.
- Assets utilizing level 3 inputs include $189,424 non-marketable equities received for services rendered by the Company and are included in "Other assets" in the Statement of Financial Condition. The securities are valued based upon recent transaction prices or 409A valuations.

For a more detailed discussion regarding the fair value hierarchy, see Note 1 Significant Accounting Policies.

NOTE 3 - NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2022, the Company had a net capital of $26,392 and net capital requirement of $6,914. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.93 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities at 1230 Avenue of the Americas, 16F, New York, NY 10020 from the Studio, under a service agreement signed on October 26, 2022. Under this agreement the Company is committed to paying Studio $10,800 gross monthly rent and ad-hoc utilities, while the sub-tenants: Galileo Global Advisors, LLC ('GGA') and Galileo Life Sciences, LLC (GLS') are committed to paying GGS $3,000 and

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

$4,800 respectively towards the base rent. GGS is committed to paying $1,250 monthly to GLS for administrative and HR support. The total paid to the Studio in 2022 was $39,625 towards rent and utilities. This amount includes $15,000 security deposit.

There are no commitments or contingencies at year end December 31, 2022.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees and reimbursements receivable, other assets, deferred revenue, accounts payable and accrued expenses and due to related party are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2022

CREDITS:		
Member's equity	$	254,897
Total credits		254,897
DEBITS:		
Non-allowable assets:		
Fees and reimbursements receivable		25,748
Other assets		202,757
Total debits		228,505
NET CAPITAL		26,392
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$103,712 or $5,000, whichever is greater		6,914
Excess net capital	$	**19,478**
AGGREGATE INDEBTEDNESS:		
Total Liabilities	$	103,712
TOTAL AGGREGATE INDEBTEDNESS	$	**103,712**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.93 to 1**

NOTE: There are no material differences between the above computation and the Company's
corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Galileo Global Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Galileo Global Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory, private placements for companies, fund raising for private asset funds, M&A advisory receiving retainers and transaction-based compensation. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Galileo Global Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galileo Global Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 12, 2023

Galileo Global Securities, LLC's
Exemption Report

Galileo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Financial Advisory, Private Placements for Companies, Fund Raising for Private Assets Funds, M&A Advisory receiving retainers, and transaction-based compensation. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Galileo Global Securities, LLC

I, Katarina Mrvaljevic, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: CFO

March 22, 2023